UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (OTC: BSIRY) (the "Company") announced today that the court hearing regarding the Company's motion to approve the debt reorganization and arrangement has been scheduled for August 10, 2016. A number of oppositions to the approval of the Company's request have been submitted by Company shareholders and creditors, which include, among others, claims regarding the amount of consideration to be paid to the minority shareholders, the manner of classification of certain shareholders at the shareholders meeting approving the debt reorganization and arrangement, the required majority at the shareholders meeting and alleged discrimination against certain creditors. Other claims have also been submitted regarding the Company's motion.

In addition, the Company, also announced that based on information provided to it by Alon Israel Oil Company Ltd. ("Alon"), the Company's controlling shareholder, the trustee for the Series A Debentures of Alon submitted an urgent application to the court for approval of a debt arrangement for Alon , pursuant to which, among others, the holders of Series A Debentures of Alon would receive 100% of the shares of Alon, as a result of which control of Alon would pass to the holders of the debentures. According to information provided to the Company, this application was made without the knowledge or consent of Alon. The Company, at this time, is not in a position to evaluate the possible significance or consequences of this application regarding the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 3, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv. General Counsel and Corporate Secretary